                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[   ] Form 3 Holdings Reported

[   ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

    Lin,                 Syaru                   Shirley
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   (Last)               (First)                 (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        New York,                         10004
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   (City)                           (State)                           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    Clarent Corporation
    (CLRN)
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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4. Statement for Month/Year

    FYE December 31, 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)


                          Former Director
          --------------------------------------------------

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7. Individual or Joint/Group Reporting
   (Check applicable line)

   [ X ] Form Filed by One Reporting Person
   [   ] Form Filed by More than One Reporting Person

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

====================================================================================================================================
                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                        |
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                                 |                 |            |                               |             |         |          |
                                 |                 |            |                               |5.           |6.       |          |
                                 |                 |            |4.                             |Amount of    |Owner-   |          |
                                 |                 |            |Securities Acquired (A) or     |Securities   |ship     |          |
                                 |                 |            |Disposed of (D)                |Beneficially |Form:    |7.        |
                                 |                 |            |(Instr. 3, 4 and 5)            |Owned at end |Direct   |Nature of |
                                 |2.               | 3.         |-------------------------------|of Issuer's  |(D) or   |Indirect  |
1.                               |Transaction      |Transaction |              | (A)  |         |Fiscal Year  |Indirect |Beneficial|
Title of Security                |Date             |Code        |    Amount    | or   | Price   |(Instr. 3    |(I)      |Ownership |
(Instr. 3)                       |(Month/Day/Year) |(Instr. 8)  |              | (D)  |         |and 4)       |(Instr.4)|(Instr. 4)|
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
                                 |                 |            |              |      |         |             |         |          |
Common Stock                     |                 |            |              |      |         |  1,477,658  |    I    |  01,02   |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is  filed  by more  than one  Reporting  Person,  see  Instruction
  4(b)(v).

FORM 5 (continued)

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                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially owned                          |
                                    (e.g., puts, calls, warrants, options, convertible securities)                                 |
====================================================================================================================================
              |       |          |      |               |                      |                    |       |        |      |      |
              |       |          |      |               |                      |                    |       |9.      |10.   |      |
              |       |          |      |               |                      |                    |       |Number  |Owner-|      |
              |       |          |      |               |                      |                    |       |of      |ship  |      |
              |2.     |          |      |               |                      |                    |       |Deriv-  |of    |      |
              |Conver-|          |      |5.             |                      |7.                  |       |ative   |Deriv-|11.   |
              |sion   |          |      |Number of      |                      |Title and Amount    |       |Secur-  |ative |Nature|
              |or     |          |      |Derivative     |6.                    |of Underlying       |8.     |ities   |Secur-|of    |
              |Exer-  |          |      |Securities     |Date                  |Securities          |Price  |Bene-   |ity:  |In-   |
              |cise   |3.        |      |Acquired (A)   |Exercisable and       |(Instr. 3 and 4)    |of     |ficially|Direct|direct|
              |Price  |Trans-    |4.    |or Disposed    |Expiration Date       |--------------------|Deriv- |Owned   |(D) or|Bene- |
1.            |of     |action    |Trans-|of (D)         |(Month/Day/Year)      |            |Amount |ative  |at End  |In-   |ficial|
Title of      |Deriv- |Date      |action|(Instr. 3,     |----------------------|            |or     |Secur- |of      |direct|Owner-|
Derivative    |ative  |(Month/   |Code  |4 and 5)       |Date     |Expira-     |            |Number |ity    |Year    |(I)   |ship  |
Security      |Secur- |Day/      |(Instr|---------------|Exer-    |tion        |            |of     |(Instr.|(Instr. |(Instr|(Instr|
(Instr. 3)    |ity    |Year)     |8)    | (A)   |(D)    |cisable  |Date        |Title       |Shares |5)     |4)      |4)    |4)    |
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
Stock Option  |       |          |      |       |       |         |            |            |       |       |        |      |      |
(right to buy)|$61.00 |  6/8/00  | A    |44,000 |       |    03   |6/7/10(01)  |Common Stock|44,000 |       |   1,833|  03  | 01,03|
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Stock Option  |       |          |      |       |       |         |            |            |       |       |        |      |      |
(right to buy)|$125.00| 3/27/00  | A    |2,000  |       |  Immed. |3/26/10(01) |Common Stock|2,000  |       |   2,000|  04  | 01,04|
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Stock Option  |       |          |      |       |       |         |            |            |       |       |        |      |      |
(right to buy)|$78.125| 1/19/00  | A    |2,000  |       |  Immed. |1/18/10(01) |Common Stock|2,000  |       |   2,000|  04  | 01,04|
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Stock Option  |       |          |      |       |       |         |            |            |       |       |        |      |      |
(right to buy)|$63.75 |          |      |       |       |  Immed. |12/26/09(01)|Common Stock|2,000  |       |   2,000|  04  | 01,04|
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman Sachs (Asia) L.L.C., an affiliate of The Goldman Sachs Group, Inc. ("GS Group"). Goldman, Sachs & Co. ("Goldman Sachs") is an indirect wholly-owned subsidiary of GS Group. The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned, except to the extent of her pecuniary interest therein, if any. The Reporting Person served on the Issuer's Board of Directors until her resignation from the Issuer's Board of Directors, effective August 1, 2000. Vested options may be exercised up to 1 year after the Reporting Person's resignation date.

02: GS Group may be deemed to own beneficially and directly 1,055,472 shares of Common Stock. Goldman Sachs and GS Group may be deemed to own beneficially and indirectly, in the aggregrate, 422,186 shares of Common Stock through certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner.

03: These options were granted to the Reporting Person pursuant to the Issuer's 1999 Non-Employee Directors' Stock Option Plan. The Reporting Person has an understanding with GS Group pursuant to which she holds the stock options for the benefit of GS Group. The options vest 1/24 of the shares each month, beginning on June 8, 2000. Options which were unvested upon the Reporting Person's resignation from the Issuer's Board of Directors were cancelled, with no value received.

04: These options were granted to the Reporting Person pursuant to the Issuer's 1999 Non-Employee Directors' Stock Option Plan. The Reporting Person has an understanding with GS Group pursuant to which she holds the stock options for the benefit of GS Group.





By: s/ Roger S. Begelman                                    February 14, 2001
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      **Signature of Reporting Person                             Date
              Attorney-in-fact



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101(b)(4) of Regulation S-T.